Exhibit 99.1

Roan Holdings Group Co., Ltd. Reports 2021 Financial Year Results

BEIJING and HANGZHOU, China, April 22, 2022 /PRNewswire/ -- Roan Holdings Group Co., Ltd. ("Roan" or the "Company") (OTC Pink Sheets: RAHGF and RONWF), a comprehensive solution provider for industrial operation and capital market services, today reported its financial results for the fiscal year ended December 31, 2021. All amounts are in U.S. dollars.

Fiscal year 2021 Highlights:

-	Net income increased to $0.76 million for the year ended December 31, 2021 from a net loss of $0.85 million for the year ended December 31, 2020.

-	Net earnings per share increased to $0.01 for the year ended December 31, 2021 from a net loss per share of $0.07 for the year ended December 31, 2020.

-	Net commission and fees on financial guarantee services was $0.40 million for the year ended December 31, 2021, as compared to $0.29 million for fiscal year 2020, reflecting an increase of 37.93% for business development.

-	Operating expenses in total decreased by $0.81 million, to $3.30 million for year ended December 31, 2021 compared to $4.11 million for the year ended December 31, 2020. The decreases were primarily the result of the Company’s cost control strategies.

	For fiscal years ended December 31
	2021	2020	% Change
($ millions, except per share data, differences due to rounding)
Net revenues of services	$0.79	$2.13	(62.91%)
Net commission and fees on financial guarantee services	$0.40	$0.29	37.93%
Total interest and fees income	$2.41	$2.48	(2.82%)
Operating income	$3.61	$4.90	(26.33%)
Net income	$0.76	$(0.85)	N/A
Net earnings per share – Basic and Diluted	$0.01	$(0.07)	N/A

Mr. Junfeng Wang, Chairman of the Board commented, “We are pleased to conclude fiscal year 2021 with sound financial performance. Although the external environment is full of challenges, through our service and extensive cooperation experience and resources accumulated over the past 10 years and with more than 500 customers and partners in various industries, the Company further optimized its strategic planning and business layout in 2021, and is in process of reforming operation structure, optimization of management team, integration of market resources, establishment of new business entities, and upgrading of our business services and products to meet Roan's future development needs. As a result, the Company not only achieved substantial improvement in financial performance in 2021, but also turned from a net loss of $0.85 million in fiscal year 2020 to a net profit of $0.76 million in fiscal year 2021. At the same time, Roan has successfully expanded its business into the field of new energy, new materials, and semiconductor related industries, and we obtained our first $0.14 million industrial operation service fee income.”

“In the future, through our strategic business layout in industrial operation and capital market services, the Company plans to obtain long-term operation rights for new-generation technologies, products, and services in the fields of new energy, new materials, semiconductors, culture, tourism, and health so as to position ourselves to generate income from our services and products in order to share further the upward trend of these industries,” Mr Wang said.

Mr. Wenhao Wang, Chief Financial Officer of Roan, commented: “In 2021, in line with our expectations, we became profitable, turning around from last year’s losses. We grew our annual net income by $1.61 million to $0.76 million. We boosted our business development by upgrading our business ecosystem, and we applied cost-efficient strategies that helped us save $0.81 million in operating expenses for the past year. We also have a positive working capital balance of $51.94 million as of December 31, 2021, which makes us believe that the efforts we put in place and the strategic development we are taking will bring us significant improvements to profitability, creating long-term value for our shareholders.”

Fiscal Year 2021 Financial Results

Services Revenues

The following table sets forth a breakdown of our revenue by services offered for the years ended December 31, 2021 and 2020:

	For the years ended December 31,		Variance
	2021	2020	Amount	%
($ millions, differences due to rounding)
Management and assessment service	$0.44	$0.02	$0.42	2100%
Consulting services relating to debt collection	0.21	2.11	(1.90)	(90.05)%
Industrial operation services	0.14	-	0.14	100.00%
Revenues from services	$0.79	$2.13	$(1.34)	(62.91)%

●	Management and assessment services

Revenue from management and assessment services was $0.44 million ended December 31, 2021, which was increased 0.42 million or 2100% compared with $0.02 million for the year ended December 31, 2020. The increase was caused by the new contracts of management and assessment services brought significant revenue and cashflow to the Company.

●	Consulting services relating to debt collection

Revenue from consulting services relating to debt collection was $0.21 million for the year ended December 31, 2021, a decrease of $1.90 million, or 90.05%, as compared to $2.11 million for the year ended December 31, 2020, which was mainly due to the negative impact of the COVID pandemic. We had less contracts for debt collection service during the year ended December 31, 2021.

●	Industrial operation services

On December 31, 2021, Hangzhou Zeshi investment partnership (“Zeshi investment”), a wholly-owned subsidiary of the Company, entered into an agreement with ZhongTan Future New Energy Industry Development (Zhejiang) Co., Ltd. (“ZhongTan”). Revenue of $0.14 million was recognized during the year ended December 31, 2021 after the target customer was located, due diligence and initial negotiation was completed, and requirements of ZhongTan were met.

Revenue for commission and fees on financial guarantee services

Commission and fees on financial guarantee services was $0.46 million for the year ended December 31, 2021, an increase of $0.08 million, or 21.05% as compared to $0.38 million for fiscal year 2020, reflecting an increase for business development.

The provisions for financial guarantee services are related to financial guarantee service business as per the requirement of local government. Provisions for financial guarantee services was $0.06 million for the year ended December 31, 2021, as compared to $0.09 million for last fiscal year.

Interest and fee income

Interest and fee income primarily consisted of interest and fee income generated from loans due from third parties. Interest and fee income was $2.41 million, a decrease of $0.07 million, or 2.82% for the year ended December 31, 2021 as compared to $2.48 million for fiscal year 2020. The decrease was mainly due to a decrease of $0.02 million in interest income from loans due from third parties and a decrease of $0.05 million in interest income on provision deposits with banks.

Operating expenses

Operating expenses in total decreased by $0.81 million, or 19.70% to $3.30 million for year ended December 31, 2021 compared to $4.11 million for the year ended December 31, 2020. The decreases in these expenses were primarily the result of our cost control strategies.

Net income

As a result of the foregoing, we had a net income of $0.76 million for the year ended December 31, 2021, as compared to a net loss of $0.85 million for the year ended December 31, 2020

Cash and cash equivalents

Cash and cash equivalents were $1.95 million as of December 31, 2021, reflecting a decrease of $2.98 million from $4.93 million as at December 31, 2020, primarily because of the repayment of bank loan of $2.94 million during the year ended December 31, 2021.

Working capital

Our working capital was $51.94 million as of December 31, 2021.

Recent developments

On February 28, 2022, the Company signed a five-year industrial operation cooperation agreement with Jiushang (Hangzhou) Semiconductor Technology Co., Ltd. (“Jiushang”). The Company will provide Jiushang with financing and operation services, and cooperate in the transformation and industrialization of Jiushang semiconductor’s new technological achievements in the Chinese market.

On December 16, 2021, Hangzhou Zeshi invested RMB 2 million (approximately $0.31 million) in Medium Carbon Future New Energy Industry Development (Zhejiang) Co., Ltd. (“Medium Carbon”), and held 2% its equity. Future New Energy invested RMB 20 million (approximately $3.10 million) and held 20% its equity. The registered capital of Medium Carbon is RMB 100 million (approximately $15.49 million).

On November 24, 2021, Hangzhou Zeshi, a wholly owned subsidiary of the Company invested RMB100,000 (approximately $0.02 million) in Hangzhou Future New Energy Enterprise Management Partnership (Limited Partnership) (“Future New Energy”) and held 1% of the equity of Future New Energy. The registered capital of Future New Energy is RMB 10 million (approximately $1.55 million).

About Roan Holdings Group Co., Ltd.

Founded in 2009, Roan Holdings Group Co., Ltd. (OTC Pink: RAHGF and RONWF) is a comprehensive solution provider for industrial operation and capital market services. Adhering to the platform strategy of “cross collaboration, technology empowerment, sustainability and stability, and combination of operation and finance resources”, the Company’s services focus on the new energy, new materials, and semiconductor industries. At the same time, the Company focuses on the application of innovative technologies in the consumer industry with respect to financial consumption, cultural and tourism consumption, and great health ecosysystem. Roan aims to provide comprehensive solutions and supporting services for diversified institutuional and local government clients across the entire industry chain. Roan has offices in Hangzhou and Beijing and subsidiaries in Hangzhou, Ningbo, Shaoxing and Tianjin. For more information, please visit: www.roanholdingsgroup.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, the consummation of the proposed transaction, and can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations of the consummation of the proposed transaction, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors are included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

At the Company:

Katrina Wu

Email: xiaoqing.wu@roanholdingsgroup.com

Phone: +86-571-8662 1775

Investor Relations Firm:

Janice Wang

EverGreen Consulting Inc.

Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

+86 13811768559 (from China)

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2020

(Expressed in U.S. dollar, except for the number of shares)

	December 31, 2021	December 31, 2020
ASSETS
Cash and cash equivalents	$1,947,142	$4,932,048
Restricted cash	29,693,689	25,875,556
Accounts receivable, net	6,929,529	6,939,352
Inventories	33,598	30,348
Loan receivables due from third parties, net	23,751,471	17,670,652
Due from related parties	5,941	94,023
Other current assets	70,910	3,502,550
Other receivables, net	656,835	3,545,753
Total current assets	63,089,115	62,590,282

Pledged deposits	48,752	462,835
Property and equipment, net	77,073	65,073
Intangible assets, net	3,123,394	3,977,867
Right of use assets	37,313	346,017
Goodwill	267,331	261,087
Total non-current assets	3,553,863	5,112,879

Total Assets	$66,642,978	$67,703,161

LIABILITIES
Customer pledged deposits	$7,846	$7,664
Unearned income	72,523	130,772
Reserve for financial guarantee losses	651,341	579,364
Dividends payable	480,000	480,000
Tax payable	2,614,257	1,767,214
Due to related parties	123,117	281,369
Warrant liabilities	16,998	13,977
Operating lease liabilities, current portion	65,498	191,643
Accrued expenses and other liabilities	1,155,903	1,642,060
Bank loans	5,961,460	8,826,054
Total current liabilities	11,148,943	13,920,117

Operating lease liabilities, noncurrent portion	-	102,767
Deferred tax liabilities	544,355	793,848
Total non-current Liabilities	544,355	896,615

Total Liabilities	$11,693,298	$14,816,732

Commitments and Contingencies	-	-

Shareholders’ Equity
Ordinary Share, no par value, unlimited shares authorized; 25,287,851 and 25,287,851 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	-	-
Class A convertible preferred shares, no par value, unlimited shares authorized; 715,000 and 715,000 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	$11,711,727	$11,025,327
Class B convertible preferred shares, no par value, unlimited shares authorized; 291,795,150 and 291,795,150 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	31,087,732	31,087,732
Additional paid-in capital	3,312,189	3,312,189
Statutory reserve	362,797	202,592
Accumulated deficit	(14,805,802)	(14,330,288)
Accumulated other comprehensive income	3,128,086	2,310,369
Total Roan Holdings Group Co., Ltd.’s Shareholders’ Equity	$34,796,729	$33,607,921

Noncontrolling interests	20,152,951	19,278,508
Total Equity	54,949,680	52,886,429
Total Liabilities and Equity	$66,642,978	$67,703,161

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2021	2020	2019

Revenues from services	$793,291	$2,128,153	$639,220
Revenues from healthcare service packages	-	55,301	-
Cost of revenues	-	(50,774)	(8,080)
Net revenues of services	793,291	2,132,680	631,140

Commissions and fees on financial guarantee services	456,944	375,471	8,797
Provision for financial guarantee services	(57,417)	(89,865)	(5,008)
Commission and fee income on guarantee services, net	399,527	285,606	3,789

Interest and fees income
Interest and fees on direct loans	-	-	1,153
Interest income on loans due from third parties	2,113,918	2,131,447	34,707
Interest income from factoring business	-	-	2,782,332
Interest income on deposits with banks	300,749	348,389	64,636
Total interest and fee income	2,414,667	2,479,836	2,882,828

Interest expense
Interest expenses and fees on secured loans	-	-	(2,218,815)

Net interest income	2,414,667	2,479,836	664,013

Provision for loan losses	-	-	(2,244,601)

Net interest income (loss) after provision for loan losses	2,414,667	2,479,836	(1,580,588)

Operating income (loss)	3,607,485	4,898,122	(945,659)

Total operating expenses
Salaries and employee surcharges	(1,054,509)	(1,116,482)	(512,314)
Other operating expenses	(2,241,069)	(2,995,098)	(1,385,259)
Changes in fair value of warrant liabilities	(3,021)	5,961	530,863
Total operating expenses	(3,298,599)	(4,105,619)	(1,366,710)

Other income (expenses)
Deconsolidation gain (loss)	490,283	(1,953,248)	-
Interest income (expenses), net	(267,184)	-	-
Other income (expense), net	554,167	76,406	-
Total other income (expenses)	777,266	(1,876,842)	-

Income (Loss) before income taxes	1,086,152	(1,084,339)	(2,312,369)

Income tax (expenses) recovery	(328,851)	229,733	(244,741)

Net income (loss) from continuing operations	757,301	(854,606)	(2,557,110)

Net income from discontinued operations, net of income tax	-	-	26,846,018

Net income (loss)	757,301	(854,606)	24,288,908
Dividend – convertible redeemable Class A preferred share	-	-	(686,400)
Net income attributable to noncontrolling interests	(386,210)	(838,048)	(76,108)
Net income (loss) attributable to Roan Holding Group Co., Ltd.’s shareholders	$371,091	$(1,692,654)	$23,526,400
Other comprehensive (loss) income
Foreign currency translation adjustment	1,308,444	3,461,980	1,435,262
Reclassified to net gain from discontinued operations	-	-	2,691,969
	1,308,444	3,461,980	4,127,231

Comprehensive income	2,065,745	2,607,374	28,416,139

Other comprehensive income attributable to noncontrolling interests	(488,233)	(1,334,101)	(97,733)
Dividend – convertible redeemable Class A preferred share	-	-	(686,400)
Net income attributable to noncontrolling interests	(386,210)	(838,048)	(76,108)
Total comprehensive income attributable to Roan Holdings Group Co., Ltd.’s shareholders	$1,191,302	$435,226	$27,555,898

Weighted average number of ordinary share outstanding
Basic and Diluted*	25,287,887	25,287,887	25,287,887

Earnings (Loss) per share
Net earnings (loss) per share – Basic and Diluted	$0.01	$(0.07)	$0.93
Net earnings (loss) per share from continuing operations - Basic and Diluted	$0.01	$(0.07)	$(0.13)
Net earnings per share from discontinued operations - Basic and Diluted	$-	$-	$1.06

ROAN HOLDINGS GROUP CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollar, except for the number of shares)

	For the Years Ended December 31,
	2021	2020	2019
Cash Flows from Operating Activities:
Net income (loss)	$757,301	$(854,606)	$24,288,908
Less: Net loss from discontinued operations	-	-	26,846,018
Net loss from continuing operations	757,301	(854,606)	(2,557,110)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expenses	1,134,738	1,102,298	55,498
Provision for credit losses	48,518	316,014	-
Provision for loan losses	-	-	2,244,601
Provision for financial guarantee losses	57,417	89,865	5,008
Deferred tax expenses	(265,421)	(1,001,372)	57,674
Changes in fair value of warrant liabilities	3,021	(5,961)	(530,863)
Net gain from disposal of fixed assets	(33,246)	(136,682)	-
Gain from lease modification	(603)	22,257	-
Accretion of finance leases	7,605	14,757	-
Gain (loss) from deconsolidation of subsidiaries	(490,283)	1,953,248	-
Changes in operating assets and liabilities:
Accounts receivable	(7,495)	(3,116,533)	(206,442)
Inventory	(3,250)	(30,348)	-
Interest and fees receivable	-	-	(149,013)
Other current assets	3,431,640	(3,215,702)	(289,694)
Other receivables	2,425,003	(3,268,571)	-
Pledged deposits and other non-current assets	414,265	359,202	-
Advances from customers	(58,249)	7,915	(6,702)
Tax payable	847,043	1,029,919	273,589
Accrued expenses and other liabilities	449,971	(727,211)	28,875
Net Cash Provided by (Used in) Operating Activities from Continuing Operations	8,717,975	(7,461,511)	(1,074,579)
Net Cash Used in Operating Activities from Discontinued Operations	-	-	(26,564)
Net Cash Provided by (Used in) Operating Activities	8,717,975	(7,461,511)	(1,101,143)

Cash Flows from Investing Activities:
Repayment of loans from factoring customers	-	-	107,833,488
Proceeds of loans from third parties	20,499,442	-	-
Loans disbursement to third parties	(26,100,286)	(3,467,607)	-
Loans disbursement to factoring customers	-	-	(43,422,881)
Purchases of property and equipment	(54,569)	-	(833)
Acquisition of a subsidiary	-	-	(427,318)
Acquisition of cash from acquired subsidiary	-	-	21,442,122
Proceeds from disposal of discontinued operations	-	-	504,713
Net inflow related to deconsolidation of subsidiaries	788	61,121	-
Redemption of short-term investment	-	8,690,374	-
Due to (from) related party	(70,169)	210,774	-
Proceeds from sale of property and equipment	40,305	837,969	-
Net Cash (Used in) Provided by Investing Activities from Continuing Operations	(5,684,489)	6,332,631	85,929,291
Net Cash Provided by Investing Activities from Discontinued Operations	-	-	35,765
Net Cash (Used in) Provided by Investing Activities	(5,684,489)	6,332,631	85,965,056

Cash Flows from Financing Activities:
Borrowing from a related party	-	-	279,020
Proceeds from bank loans	5,889,179	8,341,311	-
Repayment of bank loans	(8,927,555)	-	-
Proceeds from secured loans	-	-	43,422,881
Repayment of secured loans	-	-	(107,833,488)
Repayment of third-party loans	-	(280,268)	-
Repayment of lease liabilities	(76,102)	(207,891)	-
Net Cash (Used in) Provided by Financing Activities from Continuing Operations	(3,114,478)	7,853,152	(64,131,587)
Net Cash Used in Financing Activities from Discontinued Operations	-	-	(7,251)
Net Cash (Used in) Provided by Financing Activities	(3,114,478)	7,853,152	(64,138,838)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash in banks	914,219	1,937,807	119,326

Net increase in cash, cash equivalents, and restricted cash in banks	833,227	8,662,079	20,844,401
Cash, cash equivalents, and restricted cash in banks at beginning of year	30,807,604	22,145,525	1,301,124
Cash, cash equivalents, and restricted cash in banks at end of year	$31,640,831	$30,807,604	$22,145,525

Supplemental Cash Flow Information
Cash paid for interest expense	$269,400	$-	$-
Cash paid for income tax	$-	$-	$-

Noncash investing activities
Acquisition of a subsidiary by issuance of Class B Preferred Shares	$-	$-	$31,087,732
Receivable from disposal of discontinued operations	$-	$-	$940,829
Right of use assets obtained in exchange for operating lease obligations	$-	$-	$615,000

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	$1,947,142	$4,932,048
Restricted cash in banks	29,693,689	25,875,556
Total cash, cash equivalents and restricted cash	$31,640,831	$30,807,604